   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1998

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                NORDSTROM, INC.
             (Exact name of registrant as specified in its charter)

                Washington                                       91-0515058
      (State or other jurisdiction of               (I.R.S. Employer Identification No.)
               incorporation
             or organization)
             1501 Fifth Avenue                                KAREN E. PURPUR
         Seattle, Washington 98101                           1321 Second Avenue
              (206) 628-2111                             Seattle, Washington 98101
(Address, including zip code, and telephone                    (206) 233-6248
      number, including area code, of        (Name, address, including zip code, and telephone
 registrant's principal executive offices)   number, including area code, of agent for service)
                                          Copies to:
             MICHAEL E. MORGAN                                 PAUL A. WEBBER
            LAWRENCE J. STEELE                       Orrick, Herrington & Sutcliffe LLP
      Lane Powell Spears Lubersky LLP              777 South Figueroa Street, Suite 3200
       1420 Fifth Avenue, Suite 4100                       Los Angeles, CA 90017
      Seattle, Washington 98101-2338

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED            PROPOSED
            TITLE OF EACH CLASS                                       MAXIMUM             MAXIMUM            AMOUNT OF
            OF SECURITIES TO BE                 AMOUNT TO BE       OFFERING PRICE        AGGREGATE          REGISTRATION
                REGISTERED                       REGISTERED         PER UNIT(1)      OFFERING PRICE(1)          FEE
    % Senior Debentures Due 2028...........     $300,000,000            100%            $300,000,000          $88,500

(1) Exclusive of accrued interest, if any. These figures are estimated solely for purposes of calculating the registration fee.
                            ------------------------

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 27, 1998

                                  $300,000,000

                                NORDSTROM, INC.

                            % SENIOR DEBENTURES DUE 2028

                                 -------------

    Interest on the     % Senior Debentures due 2028 ("Debentures") is payable
on September 15 and March 15 of each year, commencing September 15, 1998. The Debentures are not redeemable at the option of the Company prior to maturity and are not entitled to the benefit of any sinking fund. The Debentures are unsecured obligations of the Company and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of the Company. The Debentures will be represented by one or more global Debentures registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Debentures in definitive form will not be issued. The Debentures will be issued only in registered form in denominations of $1,000 and integral multiples thereof. See "Description of Debentures."
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                     OFFERING PRICE(1)      DISCOUNT(2)        COMPANY(1)(3)
                                                     ------------------  ------------------  ------------------
Per Debenture......................................          %                   %                   %
Total..............................................          $                   $                   $

(1) Plus accrued interest, if any, from             , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $        payable by the Company.

                               ------------------

    The Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them, and subject to their right to reject orders in whole or in part. It is expected that the Debentures will be ready for delivery in book-entry form only through the
facilities of DTC in New York, New York, on or about             , 1998, against
payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                   CREDIT SUISSE FIRST BOSTON

                                      J.P. MORGAN & CO.

                               ------------------

               The date of this Prospectus is             , 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE DEBENTURES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    Nordstrom, Inc. (the "Company" or "Nordstrom") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the public reference facilities in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and the Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549. In addition, electronic copies of the Company's filings with the Commission may be accessed on the world wide web via the Commission's EDGAR database at its website (http://www.sec.gov).

    This Prospectus does not contain all the information set forth in the Registration Statement on Form S-3 ("Registration Statement") and the exhibits which the Company has filed with the Commission under the Securities Act of 1933, as amended, and to which reference is hereby made for further information. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Company are incorporated into this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997;

    2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997;

    3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1997; and

    4. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effectiveness of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering of the Debentures shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents. Requests for such copies should be directed to: Nordstrom, Inc., 1321 Second Avenue, Seattle, Washington 98101,
Attention: Karen E. Purpur, Secretary, telephone (206) 233-6248.

                              RECENT DEVELOPMENTS

    The Company recently announced its unaudited financial results for its fourth quarter and the fiscal year ended January 31, 1998 ("Fiscal 1997"). Net income for the fourth quarter was $59.1 million, a 38.2% increase from $42.8 million in the fourth quarter of the year ended January 31, 1997 ("Fiscal 1996"). Net sales increased to $1.5 billion, up 10.1% from $1.3 billion in the fourth quarter of Fiscal 1996.

    For Fiscal 1997, the Company had net income of $186.2 million, a 26.2% increase over net income of $147.5 million in Fiscal 1996. Net sales increased 8.9% to $4.9 billion in Fiscal 1997 from $4.5 billion in Fiscal 1996.

    Comparable store sales increased 3.8% for Fiscal 1997, compared to a 0.6% increase in Fiscal 1996. The Company attributes this growth to a strong economic environment and a positive reaction to merchandising changes implemented in its women's apparel departments. The remainder of the growth in sales was the result of new store openings and higher sales in the Company's direct sales catalog business.

    The Company's operating margin improved in Fiscal 1997 compared to Fiscal 1996. As a percentage of sales, total costs and expenses were 93.7%, compared to 94.5% in Fiscal 1996. Merchandise markups were higher and markdowns were lower in Fiscal 1997 compared to Fiscal 1996, reflecting growth in sales and recovery from the impact of changes in the Company's women's apparel departments implemented in Fiscal 1996.

    In February 1998, the Company's board of directors approved a $400 million common stock repurchase program. Prior to such approval, the Company completed a $100 million common stock repurchase program approved in February 1997.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Debentures will be used primarily for the repayment of an estimated $210 million in outstanding short-term indebtedness with interest rates ranging from 5.5% to 5.6% and maturity dates approximately concurrent with the date of this Offering. The remainder of such proceeds will be used for general corporate purposes, including repurchase of the Company's common stock pursuant to its common stock repurchase program. Pending such uses, the net proceeds will be temporarily invested in money market instruments.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below under the captions "Operating Results" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended January 31, 1997 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data presented below under the captions "Operating Results" and "Balance Sheet Data" as of and for the nine month periods ended October 31, 1996 and 1997 have been derived from unaudited interim condensed consolidated financial information of the Company. In the opinion of management, the unaudited interim condensed consolidated financial information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the nine months ended October 31, 1997, are not necessarily indicative of results to be expected for the full fiscal year or for any future period. This information is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements and applicable management's discussion and analysis included in the Company's Annual Report on Form 10-K for the year ended January 31, 1997 and Quarterly Reports on Form 10-Q for the quarters ended April 30, 1997, July 31, 1997 and October 31, 1997.

                                                                                             NINE MONTHS ENDED
                                                                                                OCTOBER 31,
                                               FISCAL YEAR ENDED JANUARY 31,                    (UNAUDITED)
                                  -------------------------------------------------------  ----------------------
                                    1993       1994       1995        1996        1997        1996        1997
                                  ---------  ---------  ---------  ----------  ----------  ----------  ----------
                                           (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SQUARE FOOT AMOUNTS)

OPERATING RESULTS:
  Net sales.....................  $3,421,979 $3,589,938 $3,894,478 $4,113,517  $4,453,063  $3,131,866  $3,396,876
  Net earnings..................    136,619    140,418    202,958     165,112     147,505     104,714     127,080
BALANCE SHEET DATA (AT PERIOD
  END):
  Total assets..................  $2,053,170 $2,177,481 $2,396,783 $2,732,619  $2,702,507  $2,894,421  $3,126,308
  Notes payable.................     38,319     40,337     87,388     232,501     163,770     190,890     241,348
  Long-term debt, including
    current portion.............    481,945    438,574    373,910     439,943     380,632     404,970     472,044
  Shareholders' equity..........  1,052,031  1,166,504  1,343,800   1,422,972   1,473,192   1,461,550   1,484,029
OTHER DATA:
Ratio of earnings to fixed
  charges (1)...................      4.41x      4.95x      6.79x       5.14x       4.99x       4.66x       5.43x
Number of stores (at period
  end)..........................         72         74         76          78          83          83          90
Total square footage
  (at period end)...............  9,224,000  9,282,000  9,998,000  10,713,000  11,754,000  11,743,000  12,592,000
Net sales per square foot.......  $     381  $     383  $     395  $      382  $      377  $      358  $      364

------------------------------

(1) For the purpose of this ratio, earnings consist of earnings before income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and the estimated interest portion of rent expense.

                                    BUSINESS

    Nordstrom is a specialty retailer selling a wide selection of apparel, shoes and accessories for women, men and children. Most of Nordstrom's merchandise categories are offered in each of its 65 large fashion specialty stores currently located in Alaska, California, Colorado, Connecticut, Illinois, Indiana, Maryland, Michigan, Minnesota, New Jersey, New York, Ohio, Oregon, Pennsylvania, Texas, Utah, Virginia and Washington. In addition, Nordstrom operates 21 clearance stores in California, Illinois, Maryland, New York, Oregon, Pennsylvania, Utah, Virginia and Washington under the name "Nordstrom Rack," one clearance store in Arizona, under the name "Last Chance Shoes and Apparel," three specialty stores in California and New York under the name "Faconnable" and two shoe stores in Hawaii. Nordstrom's marketing philosophy is to offer a wide selection of merchandise, to create customer loyalty by providing a high level of customer service and to respond rapidly to local market conditions and fashion trends through decentralized buying and merchandise selection. The Company's executive offices are located at 1501 Fifth Avenue, Seattle, Washington 98101, telephone (206) 628-2111. Unless the context otherwise indicates, reference to a year of the Company means the Company's fiscal year which commences in the year referenced.

    The following table sets forth the total store area (exclusive of corporate and administrative offices in Seattle, Washington) as of January 31, 1998 of all stores currently operated by Nordstrom:

                                                          TOTAL
                                                          STORE      NUMBER OF
DESCRIPTION                                               AREA        STORES
------------------------------------------------------  ---------  -------------
California Group......................................  4,258,000           25
East Coast Group......................................  2,883,000           13
Northwest Group.......................................  2,692,000           19
Midwest Group.........................................  1,867,000            8
Rack Group............................................    857,000           22
Other.................................................     57,000            5
                                                                            --
                                                        ---------
    Total.............................................  12,614,000          92
                                                                            --
                                                                            --
                                                        ---------
                                                        ---------

    Nordstrom currently anticipates opening three specialty stores in 1998 in Atlanta, Georgia, Overland Park, Kansas, and Scottsdale, Arizona. The Company also plans to open five new Nordstrom Rack Stores in 1998. These stores will contain a total of approximately 923,000 square feet. In addition, the Company plans to open a new and larger flagship store in downtown Seattle, Washington, replacing an existing store.

    Nordstrom currently anticipates opening four specialty stores in 1999 in Norfolk, Virginia, Providence, Rhode Island, Mission Viejo, California, and Columbia, Maryland, and replacing an existing store in Spokane, Washington. These stores will contain a total of approximately 809,000 square feet. In 1999, Nordstrom also plans to complete the expansion and remodeling of a store in San Diego, California.

    Nordstrom is also considering other locations in Colorado, Illinois, Georgia, Texas, Hawaii, Missouri and Florida for potential store openings. With respect to any proposed store, it is possible that in one or more instances store site negotiations may be terminated and the store may not be built, or delays may occur. Furthermore, environmental and land use regulations and the difficulties encountered by shopping center developers in securing financing could make future development of stores more difficult, time-consuming and expensive.

    The Company regularly employs on a full or part-time basis an average of approximately 41,000 employees. Due to the seasonal nature of the Company's business, the number increased to approximately 49,000 employees in July 1997 for the Company's anniversary sale and in December 1997 for the Christmas selling season.

                         DESCRIPTION OF THE DEBENTURES

    The Debentures are to be issued under an Indenture (the "Indenture"), dated
as of             1998, between the Company and Norwest Bank Colorado, National
Association, as Trustee (the "Trustee"). A copy of the Indenture substantially in the form in which it will be executed is filed as an exhibit to the Registration Statement and is incorporated herein by reference. The statements under this caption relating to the Debentures and the Indenture summaries do not purport to be complete and are qualified in their entirety by such reference to the Debentures and the Indenture. Whenever a defined term is indicated by capital letters, the definition thereof is contained in the Indenture.

    The principal of and interest and premium (if any) on the Debentures will be payable, the transfer of Debentures will be registrable and the Debentures may be presented for exchange at the office of the Trustee located at Norwest Bank Minnesota, N.A., Corporate Trust Operations, Sixth Street & Marquette Avenue, Minneapolis, Minnesota 55479-0113. So long as the Debentures are represented by Global Debentures, the interest payable on the Debentures will be paid to Cede & Co., the nominee of DTC, or its registered assigns, as the registered owner of the Global Debentures, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. Eastern Standard Time. If the Debentures are no longer represented by Global Debentures, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto. No service charge will be made for any transfer or exchange of Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

    The Debentures are not subject to redemption by the Company and no sinking fund will be provided for them.

GENERAL

    The Debentures will be limited to $300,000,000 in aggregate principal amount and will be senior debt securities of the Company and will rank PARI PASSU with other unsecured and unsubordinated indebtedness of the Company. The Debentures will be issued in denominations of $1,000 and integral multiples thereof, in
fully registered form only, will bear interest from             , 1998, at the
rate of interest stated in their title and will mature on March 15, 2028. Interest will be payable semiannually on September 15 and March 15 in each year to the persons in whose names the Debentures are registered at the close of business on the preceding September 1 and March 1. The first interest payment date is September 15, 1998.

LIMITATIONS ON LIENS

    The Company will not, and will not permit any Restricted Subsidiary (as defined below) to, create, incur, issue, assume or guarantee any indebtedness for money borrowed ("Debt") secured by a Mortgage (as defined below) upon any Operating Property (as defined below), or upon shares of capital stock or Debt issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively providing concurrently that the Debentures are secured equally and ratably with or, at the option of the Company, prior to such Debt so long as such Debt shall be so secured.

    The foregoing restriction shall not apply to, and there shall be excluded from Debt in any computation under such restriction, Debt secured by (i) Mortgages on any property existing at the time of the acquisition thereof; (ii) Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, PROVIDED that any such Mortgage does not extend to any property owned by the Company or any Restricted Subsidiary immediately prior to such merger, consolidation, sale, lease or disposition; (iii) Mortgages on property of a corporation existing at the time such corporation becomes a Restricted Subsidiary; (iv) Mortgages in favor of the Company or a Restricted Subsidiary; (v) Mortgages to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Debt incurred to provide funds for any such purpose, PROVIDED that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained not later than 365 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property, or (b) the placing in operation of such property;
(vi) Mortgages in favor of the United States of America of any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and (vii) Mortgages existing on the date of the Indenture or any extension, renewal, replacement or refunding of any Debt secured by a Mortgage existing on the date of the Indenture or referred to in clauses (i) to (iii) or (v), PROVIDED that the principal amount of Debt secured thereby and not otherwise authorized by clauses
(i) to (iii) or (v) shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

    Notwithstanding the restrictions described above, the Company and its Restricted Subsidiaries may create, incur, issue, assume or guarantee Debt secured by Mortgages without equally and ratably securing the Debentures if, at the time of such creation, incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any Debt which is concurrently being retired, the aggregate amount of all outstanding Debt secured by Mortgages which would otherwise be subject to such restrictions (other than any Debt secured by Mortgages permitted as described in clauses (i) through (vii) of the immediately preceding paragraph) does not exceed the greater of (i) 15% of Consolidated Net Assets (as defined below) and (ii) $150 million.

    "Consolidated Net Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower), and (ii) all investments in subsidiaries other than Restricted Subsidiaries, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

    "Mortgage" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Operating Property" means any real property or equipment located within the United States and owned by, or leased to, the Company or any of its subsidiaries that has a net book value (after deduction of accumulated depreciation) in excess of 1.0% of Consolidated Net Assets.

    "Restricted Subsidiary" means any Subsidiary of the Company that owns any Operating Property.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The Indenture provides that if an Event of Default specified therein shall have happened and be continuing either the Trustee or the holders of 25% in principal amount of the Debentures then outstanding may declare the principal of all such Debentures to be due and payable; provided, however, that if any and all defaults (other than the non-payment of principal of and accrued interest on Debentures which shall have become due by acceleration) shall have been remedied, the holders of a majority in aggregate principal amount of Debentures then outstanding may rescind and annul such declaration and its consequences.

    Events of Default are defined in the Indenture as being (i) default for 30 days in payment of any interest installment; (ii) default in payment of principal and premium, if any, when due and payable, (iii) default in the performance, or breach, for 60 days after written notice to the Company by the Trustee or by the holders of at least 25 percent in principal amount of the outstanding Debentures, in any other covenant or warranty in the Indenture; and
(iv) certain events of bankruptcy, insolvency and reorganization.

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the Debenture holders notice of all uncured defaults known to it unless, except in the case of default in the payment of principal and premium, if any, or interest on any of the Debentures, withholding of such notice is in the interest of the Debenture holders. The term "default" for the purpose of this provision only shall mean the happening of any of the Events of Default specified above, not including any grace period or any requirement for the giving of written notice.

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debentures before proceeding to exercise any right or power under the Indenture at the request of the Debenture holders. The Indenture provides that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

    In certain cases, the holders of a majority in principal amount of the outstanding Debentures may on behalf of the holders of all Debentures waive any past default or Event of Default except, unless theretofore cured, a default in payment of the principal and premium, if any, or interest on any of the Debentures.

MODIFICATIONS OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in principal amount of the outstanding Debentures, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the holders of the Debentures, except that no such supplemental Indenture may (i) extend the fixed maturity of any Debentures, or reduce the principal amount thereof or any premium thereon, or (ii) reduce the rate or extend the time of payment of interest thereon, without the consent of the holders of the Debentures.

MISCELLANEOUS

    The Indenture provides that no Debenture holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal or interest and for enforcement of conversion rights) unless the holders of at least 25% of the principal amount of Debentures then outstanding shall have requested the Trustee to institute such action and shall have offered reasonable indemnity against costs, expenses and liabilities and the Trustee shall not have instituted such action within 60 days of such request.

THE TRUSTEE

    The Trustee is a national bank with its principal office in Denver, Colorado. The Trustee also is the trustee under two indentures covering outstanding medium term notes of Nordstrom Credit, Inc., a subsidiary of the Company.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Debentures set forth opposite its name below:

                                                                                  PRINCIPAL
                                                                                  AMOUNT OF
UNDERWRITER                                                                       DEBENTURES
------------------------------------------------------------------------------  --------------
Goldman, Sachs & Co...........................................................  $
Credit Suisse First Boston Corporation........................................
J.P. Morgan Securities Inc....................................................
                                                                                --------------
    Total.....................................................................  $  300,000,000
                                                                                --------------
                                                                                --------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures, if any are taken.

    The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of     % of the principal amount of the Debentures. The Underwriters
may allow, and such dealers may reallow, a concession not to exceed     % of the
principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Debentures are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

    In connection with the offering, the Underwriters may purchase and sell the Debentures in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Debentures, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Debentures than they are required to purchase from the Company in the offering. The Underwriters may also impose a penalty bid, whereby selling concessions allowed to other broker-dealers in respect of the Debentures sold in the offering may be reclaimed by the Underwriters if such Debentures are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debentures, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

    In the ordinary course of business, certain of the Underwriters have in the past performed, and may in the future perform, investment banking services for the Company for which they have received, and may in the future receive, fees or other compensation.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS

    Certain matters with respect to the legality of the Debentures offered hereby will be passed upon for the Company by Lane Powell Spears Lubersky LLP, 1420 Fifth Avenue, Suite 4100, Seattle, Washington 98101, and for the Underwriters by Orrick, Herrington & Sutcliffe LLP, 777 South Figueroa Street, Suite 3200, Los Angeles, California 90017. Orrick, Herrington & Sutcliffe LLP will rely, as to matters of

Washington law, on the opinion of Lane Powell Spears Lubersky LLP. D. Wayne Gittinger, a director of the Company, is a partner in the firm of Lane Powell Spears Lubersky LLP. At January 31, 1998, members of that firm beneficially owned directly or indirectly an aggregate of approximately 5,300,000 shares of Common Stock of the Company.

                                    EXPERTS

    The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Recent Developments.......................................................     2
Use of Proceeds...........................................................     3
Selected Consolidated Financial Data......................................     4
Business..................................................................     5
Description of the Debentures.............................................     6
Underwriting..............................................................     9
Legal Opinions............................................................     9
Experts...................................................................    10

                                  $300,000,000

                                NORDSTROM, INC.

                              % SENIOR DEBENTURES
                                    DUE 2028

                                  ------------

                                   PROSPECTUS

                                   ----------

                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                               J.P. MORGAN & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized statement of the amounts of all expenses with the sale and distribution of the Debentures registered hereby:

Registration Fee...................................................  $  88,500
Printing and engraving.............................................
Legal fees and expenses............................................
Accountants' fees and expenses.....................................
Trustee's and authenticating agent's fees and expenses.............
Rating Agencies' fees..............................................
Blue Sky fees and expenses.........................................      5,000
Miscellaneous......................................................  $
                                                                     ---------
    Total..........................................................  $
                                                                     ---------
                                                                     ---------

    All except the first of the foregoing amounts are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article XII of the amended and restated Bylaws of the Registrant authorizes the Registrant to indemnify any present or former director, officer, employee or agent to the fullest extent not prohibited by the Washington Business Corporation Act. Provisions of the Washington Business Corporation Act (RCW 23B.08.510 and .570) give the Registrant power to indemnify directors, officers, employees and agents of the Registrant and those serving at the Registrant's request in similar positions in any other corporation, partnership, joint venture, trust or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

    The Registrant carries directors' and officers' liability insurance which generally insures officers and directors of the Registrant against certain liabilities by reason of certain acts and omissions in connection with their duties for the Registrant.

ITEM 16.  EXHIBITS

    * 1.1  Form of Underwriting Agreement.

    * 4.1  Form of Indenture dated             , 1998, between Registrant and Norwest Bank
             Colorado, National Association, as Trustee.

    * 4.2  Form of Debenture (included in Exhibit 4.1 hereto).

    * 5.1  Opinion of Lane Powell Spears Lubersky LLP to the Registrant.

     12.1  Statement regarding computation of ratio of earnings to fixed charges.

    *23.1  The consent of Lane Powell Spears Lubersky LLP is contained to their opinion filed as
             Exhibit 5.1

     23.2  Consent of Deloitte & Touche LLP independent certified public accountants.

     24.1  A power of attorney is contained on page II-3 of the Registration Statement.

    *25.1  Form T-1, Statement of Eligibility and Qualification of Norwest Bank Colorado,
             National Association, as Trustee under the Trust Indenture Act of 1939.

------------------------

*   To be filed by amendment.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        1. That, for purposes of determining liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        2. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SEATTLE, STATE OF WASHINGTON ON THE 27TH DAY OF FEBRUARY, 1998.

                                              NORDSTROM, INC.

                                              By                    /s/ JOHN J. WHITACRE
                                                         ------------------------------------------
                                                                      John J. Whitacre,
                                                             CHAIRMAN OF THE BOARD OF DIRECTORS

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John J. Whitacre as his or her attorney in fact, with full power of substitution, for him or her in any and all capabilities, to sign any and all amendments (including post-effective amendments) to this registration statement, to file any related registration statement filed pursuant to rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that said attorney in fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed on February 27, 1998 by the following persons in the capacities indicated:

            /s/ JOHN J. WHITACRE
-------------------------------------------   Chairman of the Board of Directors
              John J. Whitacre

            /s/ JOHN A. GOESLING
-------------------------------------------   Executive Vice President and Treasurer
              John A. Goesling

           /s/ D. WAYNE GITTINGER
-------------------------------------------   Director
             D. Wayne Gittinger

         /s/ ENRIQUE HERNANDEZ, JR.
-------------------------------------------   Director
           Enrique Hernandez, Jr.

            /s/ CHARLES A. LYNCH
-------------------------------------------   Director
              Charles A. Lynch

           /s/ ANN D. MCLAUGHLIN
-------------------------------------------   Director
             Ann D. McLaughlin

            /s/ JOHN A. MCMILLAN
-------------------------------------------   Director
              John A. McMillan

           /s/ BRUCE A. NORDSTROM
-------------------------------------------   Director
             Bruce A. Nordstrom

           /s/ JOHN N. NORDSTROM
-------------------------------------------   Director
             John N. Nordstrom

         /s/ ALFRED E. OSBORNE, JR.
-------------------------------------------   Director
           Alfred E. Osborne, Jr.

         /s/ WILLIAM D. RUCKELSHAUS
-------------------------------------------   Director
           William D. Ruckelshaus

      /s/ ELIZABETH CROWNHART VAUGHAN
-------------------------------------------   Director
        Elizabeth Crownhart Vaughan